Filed by Bancshares of Florida, Inc. pursuant

to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Old Florida Bankshares, Inc.

Commission File Number: 333-103907

CIK Number: 0001212565

THE FOLLOWING SPEAKING POINTS MAY BE USED BY BANCSHARES OF

FLORIDA, INC. FROM TIME TO TIME IN MEETINGS OR PHONE CONFERENCES

WITH INVESTORS, ANALYSTS AND OTHERS

As stated in Bancshares of Florida, Inc.’s (“Bancshares”) Prospectus from earlier this year:

“We seek to increase long-term stockholder value through internal growth, expanded product lines and selective geographic expansion. We expect to continue to selectively evaluate acquisition candidates and new banking office locations with a focus on deepening our presence in our core markets. We intend to pursue opportunities that we perceive to be beneficial to the long-term value of our franchise…We have targeted high growth, affluent, urban markets on the east and west coasts of South Florida and Tampa Bay area. These are large, centralized markets where a community bank can have significant growth with a limited number of branch locations.”

Financial Specifics & Merits:

Summary of Transaction:

•	Consideration: The Agreement and Plan of Merger provides that each common share of Old Florida Bankshares, Inc. (“Old Florida”) will be exchanged for 1.7915 shares of the Company or $38.50 per share in cash.

•	Old Florida shareholders have the choice to elect stock or cash.

•	The target mix of aggregate consideration is approximately 80% stock and 20% cash.

•	There is a limitation on the aggregate amount of cash (paid to shareholders and to option and warrant holders) of $16.5 million.

•	Company price per share: $21.49 (20-day average as of 8/25/06). This average price was used for the purpose of establishing the fixed exchange ratio of 1.7915.

•	Implied transaction value (including options): $82,602,759

•	$77,422,499 (price per share of $38.50 multiplied by 2,010,974 shares outstanding).

•	$5,180,260 for 189,337 options and warrants with an average strike price of $11.14 (All Old Florida stock options and warrants that are not exercised will be settled for cash by Bancshares).

Metrics:

•	Transaction is expected to be significantly accretive to both GAAP and Cash EPS in the first year.

•	Approximate multiple of core LTM earnings: 28.31x.

•	Approximate multiple of 6/30/06 stated equity and tangible equity: 2.93x and 3.18x, respectively.

•	Approximate premium to tangible book value as a percentage of core deposits: 27.9%.

•	Approximate deal value to assets: 25.3%.

•	All pricing metrics discussed above appear favorable to Bancshares in light of the recent comparable Florida M&A transactions relative to Old Florida’s impressive historical performance.

Key Assumptions:

•	Approximate pre-tax cost savings of 15% of Old Florida’s LTM non-interest expense, grown at 4.5% annually.

•	3% core deposit intangible amortized over 8 years.

•	After-tax transaction costs of $4.0 million.

Strategic Merits:

•	In the Southwest Florida market served by Bancshares’ Bank of Florida – Southwest subsidiary, the combined company’s presence will be significant. As of June 30, 2006, the Bank of Florida – Southwest and Old Florida’s Old Florida Bank subsidiary had over $700 million in assets and over $600 million in deposits. For the first six months of 2006, the two banks together earned in excess of $2.7 million. Assuming the closure of one Old Florida branch, the resulting bank will operate from six branches after the merger.

•	Enhance Bancshares’ deposit market share in arguably the top two markets in Florida- moving from 17th to 9th in combined Ft. Myers and Naples MSAs.

•	Visually attractive banking locations.

•	Loan portfolio: (i) Old Florida’s focus on commercial lending fits with Bancshares’ core competencies; (ii) Bancshares’ lending team likely knows many of the borrowers; (iii) there is some room to diversify Old Florida’s mix in favor of 1-4s and C&I lending by leveraging recent Bancshares personnel additions in those areas.

•	Old Florida has enjoyed historically strong credit quality ($157,000 total NCOs since inception).

•	Old Florida’s deposit mix is at a slight disadvantage to Bancshares’ (50/50 historical mix of CDs v. non-CDs); this presents and opportunity for Bancshares to leverage its cash management capabilities.

•	Opportunity to offer wealth management / trust services to Old Florida’s customer base

•	Combined company will exceed $1.2 billion in total assets.

•	In-market transaction - high likelihood of costs savings.

•	Combined company is likely to exceed $250 million in market capitalization (increased liquidity and further visibility).

•	Bancshares’ management team has background and experience in M&A integration and operating larger financial institutions.